SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G/A*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             Visible Genetics Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  92829S104
                                (CUSIP Number)

                               December 31, 1999
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 11 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92829S104                 13G                    Page 2 of 11 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 474,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 474,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 474,000
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.0%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                13G                    Page 3 of 11 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Advisers, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 474,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 474,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 474,000
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.0%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                 13G                    Page 4 of 11 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Capital, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 242,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 242,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 242,000
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                2.1%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                13G                    Page 5 of 11 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Douglas C. Floren
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                110,500
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                716,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                145,500
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                716,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                861,500
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               7.3%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104                13G                    Page 6 of 11 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Lance Willsey, M.D.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                84,100
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                               84,100
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                84,100
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               0.7%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92829S104               13G                    Page 7 of 11 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Visible Genetics Inc.(the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 126.


Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) DCF Partners, L.P., a Delaware limited partnership ("DCF Partners") with respect to the shares of Common Stock directly owned by it;
         (ii) DCF Advisers, L.L.C., a limited liability company
              organized under the laws of the State of Delaware ("DCF Advisers"), with respect to the shares of Common Stock directly owned by DCF Partners;
        (iii) DCF Capital, L.L.C., a limited liability company organized under the laws of the State of Delaware ("DCF Capital"), which serves as investment manager to The DCF Life Sciences Fund Limited ("DCF Life Sciences"), a company organized under the laws of Bermuda, and to a separate managed account (The "Managed Account");
              and
         (iv) Mr. Douglas C. Floren ("Mr. Floren") with respect to the shares of Common Stock directly owned by each of DCF Partners, DCF Life Sciences, the Managed Account and Mr. Floren. The number of shares of Common Stock beneficially owned by Mr. Floren reflects shares held in certain trusts for the benefit of family members of Mr. Floren. Mr. Floren serves as the trustee of such trusts, and as such may be deemed the beneficial owner of the shares of Common Stock held by such trusts. Mr. Floren has dispositive power over all shares of Common Stock held by such trusts, and has voting power over all but 35,000 shares of
              Common Stock held by such trusts.
          (v) Lance Willsey, M.D. ("Dr. Willsey") with respect to the shares of Common Stock directly owned by Dr. Willsey. Dr. Willsey is the non-managing member of DCF Advisers and DCF Capital.

              The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting
         Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 660 Steamboat Road, Greenwich, Connecticut 06830.

Item 2(c).     Citizenship


CUSIP No. 92829S104                 13G                    Page 8 of 11 Pages

     DCF Partners is a limited partnership organized under the laws of the State of Delaware. DCF Advisers and DCF Capital are limited liability companies organized under the laws of the State of Delaware. Mr. Floren and Dr. Willsey are United States citizens.

Item 2(d).     Title of Class of Securities:

     Common Stock, without par value (the "Common Stock").

Item 2(e).  CUSIP Number:

     92829S104


Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

A. DCF Partners, L.P.
              (a) Amount beneficially owned: 474,000

CUSIP No. 92829S104                 13G                    Page 9 of 11 Pages

              (b) Percent of class: 4.0% The percentages used herein and in the rest of Item 4 are calculated based upon the 11,793,904 shares of Common Stock issued and outstanding as of February 7, 2000, according to a telephone conversation with the Chief Financial Officer of the Company on February 14, 2000.
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 474,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 474,000

B. DCF Advisers, L.L.C.
            (a) Amount beneficially owned: 474,000
            (b) Percent of class: 4.0%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 474,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 474,000

C. DCF Capital, L.L.C.
            (a) Amount beneficially owned: 242,000
            (b) Percent of class: 2.1%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 242,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 242,000

D. Mr. Douglas C. Floren
            (a) Amount beneficially owned: 861,500
            (b) Percent of class: 7.3%
            (c)(i) Sole power to vote or direct the vote: 110,500
              (ii) Shared power to vote or direct the vote: 716,000
             (iii) Sole power to dispose or direct the disposition: 145,500
              (iv) Shared power to dispose or direct the disposition: 716,000

E. Dr. Lance Willsey, M.D.
            (a) Amount beneficially owned: 84,100
            (b) Percent of class: 0.7%
            (c)(i) Sole power to vote or direct the vote: 84,100
              (ii) Shared power to vote or direct the vote: -0-
             (iii) Sole power to dispose or direct the disposition: 84,100
              (iv) Shared power to dispose or direct the disposition: -0-

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     DCF Advisers, the general partner of DCF Partners, has the power to direct the affairs of DCF Partners, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. Each of the

CUSIP No. 92829S104                 13G                    Page 10 of 11 Pages

clients of DCF Capital, including DCF Life Sciences and the Managed Account, has the power to direct the receipt of dividends from and the proceeds from the sale of Common Stock. Mr. Floren is the Managing Member of DCF Advisers and DCF Capital, and in that capacity directs their operations.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 92829S104                 13G                    Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2000

                                    /s/ Douglas C. Floren
                                    Douglas C. Floren, individually, and as
                                    managing member of
                                    DCF Advisers, L.L.C.,
                                    general partner of
                                    DCF Partners, L.P.,
                                    and as managing member of
                                    DCF Capital, L.L.C.

                                    /s/ Lance Willsey, M.D.
                                    Lance Willsey, M.D., individually